FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

Commission File Number: 1-14646

Sinopec Beijing Yanhua Petrochemical Company Limited

(Translation of registrant’s name into English)

No.1 Beice, Yingfeng Erli, Yanshan, Fangshan District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-2(b):82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

Dated: August 23, 2004	By:	/s/ WANG YONGJIAN
	Name:	Wang Yongjian
	Title:	Chairman of the Board

Exhibit Index

a.	An announcement of the interim results for the six-month period ended June 30, 2004 of Sinopec Beijing Yanhua Petrochemical Company Limited, published on newspapers on August 23, 2004.

SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China (“ the PRC”))

(Stock Code: 0325)

INTERIM RESULTS FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2004

The board of directors (the “Board”) of Sinopec Beijing Yanhua Petrochemical Company Limited (the “Company”) is pleased to announce the unaudited interim results of the Company for the six-month period ended 30 June 2004 (the “Reporting Period”), together with the comparable figures for the six-month period ended 30 June 2003.

During the Reporting Period, the turbulent situation in the Middle East caused tension in crude oil supply, and the global economic recovery triggered sharp increase of crude oil demand, thereby keeping the price of crude oil at a very high level. Meanwhile, the economy of the PRC maintained a high speed of growth with its gross domestic product (“GDP”) for the first half of 2004 increased by 9.7%, which has tremendously increased the domestic market demand for petrochemical products in the PRC. These factors resulted in a rapid rise of the price for domestic petrochemical products over the first half of 2004, which consecutively attained the highest historical level. The average price of each of the eight principal products of the Company increased by 25.4% as compared with that of the same period in the previous year.

Notwithstanding that, in consideration of the local overheating of the economy, from April 2004, the PRC government has adopted effective measures to implement macroscopic readjustment and control in certain industries such as steel, cement, electrolytic aluminum, etc. Nevertheless, the petrochemical industry has only been impacted slightly by these measures. Facing complex market changes and favourable market opportunities, the management of the Company persisted in strengthening basic management, promoting technical innovation, striving for enhancement of scale economy and efficiency for its facilities, and improving the Company’s operational and management standards, thereby largely improved the business performance of the Company during the Reporting Period, as compared with that of the previous year.

During the first half of 2004, the Company achieved total sales of RMB 7,669.6 million, representing an increase of 39.6% as compared with that of the same period in the previous year. The profit from ordinary activities before taxation and the profit attributable to shareholders were RMB 1,523.9 million and RMB 1,031.7 million, respectively, representing an increase of 411.8% and 436.7% respectively as compared to those of the same period in 2003.

INTERIM FINANCIAL REPORT (UNAUDITED) PREPARED IN ACCORDANCE WITH INTERNATIONAL ACCOUNTING STANDARD (“IAS”) 34 “INTERIM FINANCIAL REPORTING”

This interim financial report is unaudited, but has been reviewed in accordance with the Statement of Auditing Standards 700 “Engagements to review interim financial reports”, issued by the Hong Kong Society of Accountants, by KPMG, whose unmodified review report is included in the interim report to be sent to the shareholders of the Company.

Income statement

For the six-month period ended 30 June 2004 (unaudited)

(Amounts in thousands of Renminbi (“RMB”), except per share data)

		Six-month period ended 30 June
	Note	2004	2003
		RMB	RMB
Turnover		7,669,587	5,493,482
Cost of sales		(5,662,559)	(4,783,443)

Gross profit		2,007,028	710,039
Selling, general and administrative expenses		(424,322)	(315,583)
Other operating income		6,551	6,551
Other operating expenses		(4,930)	(12,960)

Profit from operations		1,584,327	388,047
Net financing costs		(60,407)	(90,298)

Profit from ordinary activities before taxation	2	1,523,920	297,749
Income tax expense	3	(492,264)	(105,512)

Profit attributable to shareholders		1,031,656	192,237

Basic earnings per share	4	0.31	0.06

Notes on the Unaudited Interim Financial Report

1. PRINCIPAL ACTIVITIES AND BASIS OF PREPARATION

The Company was incorporated as a joint stock company with limited liability in the PRC on 23 April 1997 as part of the reorganisation (“Reorganisation”) of Beijing Yanshan Petrochemical Corporation (“Yanshan Company”) in preparation for the listing of the Company’s shares. The Company’s shares and American Depository Shares (“ADSs”) were listed on the Hong Kong Stock Exchange and the New York Stock Exchange respectively in June 1997.

Upon the Reorganisation, the Company became a subsidiary of Yanshan Company. On 25 February 2000, China Petrochemical Corporation (“Sinopec Group”), underwent a reorganisation, and formed a subsidiary, China Petroleum and Chemical Corporation (“Sinopec”). In accordance with the reorganisation agreement, Yanshan Company, previously the Company’s parent company, transferred its 70% equity interest in the Company to Sinopec.

The principal activities of the Company are the manufacturing and sale of petrochemical products in the PRC.

The interim financial report has been prepared in accordance with the requirements of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), including compliance with IAS 34 “Interim Financial Reporting” adopted by the International Accounting Standards Board (“IASB”).

The accounting policies have been consistently applied by the Company and are consistent with those adopted in the 2003 annual accounts. The 2003 annual accounts have been prepared in accordance with International Financial Reporting Standards (“IFRS”) promulgated by the IASB. IFRS includes International Accounting Standards and related interpretations.

2. PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

Profit from ordinary activities before taxation is arrived at after charging/(crediting):

	Six-month period ended 30 June
	2004	2003
	RMB’000	RMB’000
Interest expense	49,783	86,603
Less: Amount capitalised	—	(7,131)

Interest expense, net	49,783	79,472

Cost of inventories	5,662,559	4,783,443
Depreciation	465,653	450,374
Net (gain)/loss on disposal of property, plant and equipment	(1,426)	6,540

3. INCOME TAX EXPENSE

Income tax expense in the income statement represents:

	Six-month period ended 30 June
	2004	2003
	RMB’000	RMB’000
Provision for PRC income tax	535,392	108,195
Deferred taxation	(43,128)	(2,683)

	492,264	105,512

The provision for PRC income tax is calculated at the rate of 33% (2003: 33%) on the estimated assessable income of the period determined in accordance with relevant income tax rules and regulations of the PRC. The Company did not carry on business overseas or in Hong Kong and therefore did not incur overseas and Hong Kong income taxes.

4. BASIC EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to shareholders for the Reporting Period of RMB 1,031,656,000 (2003: RMB 192,237,000) and 3,374,000,000 (2003: 3,374,000,000) shares in issue during the Reporting Period.

Diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence during the both periods.

5. PROFIT APPROPRIATION

The dividend declared and paid during the six-month period ended 30 June 2004 represented a final dividend in respect of the year ended 31 December 2003 of RMB 0.05 per share totalling RMB 168,830,000.

The Directors do not recommend the payment of an interim dividend for the Reporting Period (2003: Nil).

No transfers have been made to the statutory surplus reserve, the statutory public welfare fund nor the discretionary surplus reserve from the income statement for the Reporting Period (2003: Nil).

6. SEGMENT INFORMATION

	Six-month period ended 30 June
	2004	2003
	RMB’000	RMB’000
External sales
Resins and Plastics	4,107,347	2,902,849
Synthetic Rubber	1,205,005	878,229
Basic Organic Chemical Products	1,993,924	1,406,757
Others	363,311	305,647

Total external sales	7,669,587	5,493,482

Cost of sales
Resins and Plastics	(3,039,293)	(2,650,511)
Synthetic Rubber	(863,114)	(685,224)
Basic Organic Chemical Products	(1,453,253)	(1,134,862)
Others	(306,899)	(312,846)

Total cost of sales	(5,662,559)	(4,783,443)

Segment gross profit
Resins and Plastics	1,068,054	252,338
Synthetic Rubber	341,891	193,005
Basic Organic Chemical Products	540,671	271,895
Others	56,412	(7,199)

Total segment gross profit	2,007,028	710,039
Selling, general and administrative expenses	(424,322)	(315,583)
Net financing costs	(60,407)	(90,298)
Other operating income/(expense), net	1,621	(6,409)

Profit from ordinary activities before taxation	1,523,920	297,749

In view of the fact that Company operates mainly in the PRC, no geographical segmental information is presented.

7. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period’s presentation.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Operation Review

In the first half of 2004, the turnover of the Company was RMB 7,669.6 million, representing an increase of 39.6% as compared with that of the same period in the previous year. During the Reporting Period, the economy of the PRC maintained a high speed of growth. Notwithstanding that, from April 2004, the PRC government has implemented macroscopic readjustment and control measures in certain industries, the petrochemical industry has nevertheless not been adversely impacted by these measures. The demand for and the price of petrochemical products in the domestic market remained at a comparably high level of growth. During the first half of 2004, the average price of each of the eight principal products of the Company increased by 25.4% as compared with that of the same period in the previous year.

During the first half of 2004, the Company continued to develop and manufacture specialised products to improve its product mix in order to maintain the competitiveness of the Company’s products. For the same period, the percentage of sales of specialised products, which in general command higher margins than generic products, to total sales of resins and plastics was 60.8%.

The following table sets out the comparative figures for the turnover of the Company’s principal products for the six months ended 30 June 2004 and 2003, respectively:

	Six-month period ended 30 June
	2004		2003
Principal Products	Turnover	Percentage of Turnover	Turnover	Percentage of Turnover
	(RMB ’000)		(RMB ’000)
Resins and Plastics	4,107,347	53.6	2,902,849	52.8
Synthetic Rubber	1,205,005	15.7	878,229	16.0
Basic Organic Chemical Products	1,993,924	26.0	1,406,757	25.6
Others	363,311	4.7	305,647	5.6

Total	7,669,587	100.0	5,493,482	100.0

The following table shows the percentage of main business-related operating expenses in relation to the total turnover of the Company:

	Six-month period ended 30 June
	2004	2003
	Percentage	Percentage
Turnover	100.0	100.0
Less expenditure:
Raw materials	(55.0)	(62.1)
Utility (fuel and power) expenses	(8.9)	(11.0)
Depreciation	(6.1)	(8.2)
Wages and bonus	(1.7)	(1.8)
Other overheads	(2.8)	(4.8)
Selling, general and administrative expenses (exclusive of depreciation, wages and bonus)	(4.8)	(5.0)

Operating margin	20.7	7.1

In the first half of 2004, the cost of sales of the Company increased from RMB 4,783.4 million to RMB 5,662.6 million, representing an increase of 18.4% as compared with that of the same period in 2003. This increase of the cost of sales was mainly attributable to: (i) the increase in the price of cracking feedstock, which resulted in the corresponding increase in the expenses for the raw materials; and (ii) the increase in the price of public energy, such as steam and electric power, due to the increase in the crude oil price, which resulted in the increase of fuel and power costs. Raw material expense represents the largest portion of operational costs of the Company, and the expenses relating to purchase of cracking feedstock accounted for 51.7% and 52.5% of the cost of sales in the first six months of 2004 and 2003 respectively. In the first half of 2004, the costs for cracking feedstock amounted to RMB 2,926.8 million, representing an increase of RMB 417.6 million from RMB 2,509.2 million in the first half of 2003, or an increase of 16.6%. The average price of cracking feedstock in the first half of 2004 increased by 4.1% as compared with that of the same period last year. For the Reporting Period, the Company’s selling, general and administrative expenses increased from RMB 315.6 million to RMB 424.3 million as compared with the same period in 2003, representing an increase of 34.4%, which mainly resulted from the increase of the Company’s bad debt provisions by approximately RMB 29 million and the increase of the Company’s stock provision by approximately RMB 30 million resulted from the evaluation of the operation risk by the management of the Company based on the recent market and assets situation.

For the Reporting Period, net financing costs decreased from RMB 90.3 million to RMB 60.4 million as compared to that of the same period in 2003, representing a decrease of 33.1%, mainly attributable to the decrease in interest expenditure as a result of decrease in the long-term and short-term loans. Profit before taxation amounted to RMB 1,523.9 million, representing an increase of 411.8% from RMB 297.7 million for the same Reporting Period in 2003. The Company’s net profit for the first six months of 2004 was RMB 1,031.7 million, representing a net margin of 13.5%, as compared to the net profit of RMB 192.2 million, with a net margin of 3.5%, in the same period of 2003.

Liquidity and Capital Resources

The capital of the Company is sourced from the cash income generated from its operations as well as bank loans, which were used mainly to cover its capital expenditure and working capital.

During the first half of 2004, the net cashflow derived from the Company’s operating activities amounted to RMB 1,530.4 million, representing an increase of RMB 703 million as compared with that of the same period in 2003 which was mainly adjusted by (i) profit before taxation of RMB 1,523.9 million; and (ii) depreciation expenses of RMB 465.7 million. The increase in the cashflow from the operating activities helps to reduce the bank loans and reduce the interest expenses of the Company.

The Company’s short-term and long-term loans are mainly obtained from PRC financial institutions. As of 30 June 2004, the Company’s total outstanding loans decreased by RMB 970.1 million from RMB 2,684.8 million as of 31 December 2003 (including RMB 1,070 million in short-term loans, and RMB 18.4 million in long-term loans due within one year) to RMB 1,714.7 million (including RMB 810 million in short-term loans, and RMB 18.4 million in long-term loans due within one year). All of the Company’s short-term bank loans are of fixed interest rate. The Company does not use any financial instruments for hedging purpose.

Outlook for the Second Half of 2004

Over the first six months of 2004, the PRC’s GDP achieved a rapid growth of 9.7%. The economy of the PRC is expected to maintain stable and rapid development in the second half of 2004, which will be beneficial in maintaining an increase in the demand for petrochemical products in the PRC. The increase of international demand and the tension in international supply of crude oil will keep the international price of crude oil at a relatively high level in the foreseeable future. Therefore, the Company expects that the domestic price of petrochemical products will remain at a comparatively high level during the second half of 2004.

The Company will fully utilise its unique position in the market in its continuing efforts to improve the efficiency of production through technical development and innovations. The Company also aims to increase the added value of the products through reasonable readjustment of the product mix on the basis of adequate market analysis. The Company’s objective is to firmly grasp the market opportunities, enhance production management and product marketing, further improve the Company’s economic results, and produce a better return to the shareholders of the Company.

Interim Dividends

The Company’s Board has decided not to declare any interim dividends.

Gearing Ratio

As of 30 June 2004, the Company’s gearing ratio was 26.3% (31 December 2003: 47.5%). The decrease in the gearing ratio was mainly due to a decrease in both long-term and short-term debts of the Company during the Reporting Period. The gearing ratio is calculated by dividing the total of long-term and short-term bank loans by the shareholders’ equity.

Contingent Liabilities

As of 30 June 2004, the Company had no significant contingent liabilities.

Purchase, Sale and Investment

For the six-month period ended 30 June 2004, there was no material purchase, sale or investment in connection with the Company’s subsidiaries and associated companies.

Pledges of Assets

As of 30 June 2004, there was no material pledge of assets.

Exposure to Fluctuations in Exchange Rates and Any Related Hedges

The Company is exposed to foreign exchange currency risk primarily as a result of its foreign currency denominated long-term debt and, to a limited extent, cash and cash equivalents denominated in foreign currencies. The Company had no foreign currency hedging activity during the Reporting Period.

CAPITAL STRUCTURE

The Company’s capital structure as of 30 June 2004 was as follows:

Class of shares	Number of shares	Percentage of total issued share capital
Domestic Shares held by Sinopec	2,362,000,000	70.0
Foreign shares (in the form of H shares)	1,012,000,000	30.0

Total	3,374,000,000	100.0

SUBSTANTIAL SHAREHOLDERS

According to the records entered into the register kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance (the “SFO”) of Hong Kong, as of 30 June 2004, the interests held by the persons other than the directors, supervisors or senior management of the Company were as follows:

Long position in the domestic shares of the Company:

	Number of domestic shares	Percentage of the total issued domestic share capital	Percentage of total issued share capital
Sinopec	2,362,000,000	100.0	70.0
	(Note 1)

Long position in H shares of the Company
	Number of H shares	Percentage of the total issued H share capital	Percentage of total issued share capital
J.P. Morgan Chase & Co.	132,413,000	13.1	3.9
	(Note 2)

Note:

1.	These 2,362,000,000 domestic shares are directly held by Sinopec.
2.	Among which, 30,000 H shares are directly held by J.P. Morgan Chase & Co., 89,362,000 H shares are held in the capacity of investment manager and 43,021,000 H shares are held in the capacity of custodian corporation/approved lending agent.

PURCHASE, SALE AND REDEMPTION OF THE LISTED SHARES OF THE COMPANY

The Company did not purchase, sell, redeem or cancel any of the listed shares of the Company during the Reporting Period.

DIRECTORS’ AND SUPERVISORS’ INTERESTS

During the Reporting Period, none of the directors, supervisors, chief executives of the Company or their associates had any interests or short-term positions in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Section XV of the SFO as recorded in the register required to be kept under Section 352 of the SFO, or otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies. None of directors, supervisors, chief executives of the Company or their associates had been granted or had exercised any such rights during the six months ended 30 June 2004.

UNIFORM INCOME TAX RATE AND LOCAL TAXATION BENEFITS

The Company is subject to the PRC’s income tax rate of 33%. The Company is not aware of any governmental policy changes that will potentially affect the Company’s tax rate.

TRUST DEPOSIT

As of 30 June 2004, the Company did not have any trust deposits with any financial institutions in the PRC. The Company has not encountered any withdrawal difficulties with respect to its deposits.

EMPLOYEE HOUSING SCHEME

In accordance to the relevant laws and regulations of the PRC, the policy for the allocation of housing as welfare benefits has ceased to apply. The Company is considering measures for payment of housing subsidies, including increasing wages or making a lump sum payment to qualified employees. Once determined, these measures will be reflected in the accounts of the next relevant period. As disclosed in the Company’s prospectus dated on 17 June 1997, Yanshan Company is willing to bear such a lump sum payment. In this regard, the Company is not expecting any cash outflows.

DISCLOSURE OF MAJOR EVENTS

(1)	Mr. Zhang Haoruo, an independent non-executive director of the Company, died on 27 March 2004. The Company confirms that the demission of Mr. Zhang will not cause business interruption of the Company. The Company does not intend to render any arrangement for filling this vacant seat of board member. Since the remaining three independent non-executive directors of the Company will continue to perform their duties as independent non-executive directors, the Company remains in compliance with the rule 3.19(2) of the Listing Rules.

(2)	Mr. Du Guosheng, the chairman of the Board, was transferred from the Company due to change of assignment. For the convenience of daily operations of the Company, Mr. Du submitted a resignation application to the Board of the Company at the fourth meeting of the third session of the Board dated 10 July 2004, to resign from the positions of chairman and director of the Company. After nomination by the Board, Mr. Wang Yongjian was elected as the new chairman of the Board of the Company.

(3)	In order to improve the Company’s corporate governance, standardise internal control, and reduce risk, at the fifth meeting of the third session of the Board of the Company dated 20 August 2004, the Board of the Company reviewed and approved the “Internal Control System of Sinopec Beijing Yanhua Petrochemical Company Limited”.

CODE OF BEST PRACTICE

None of the Company’s directors is aware of any information that would reasonably indicate that the Company is not or was not, during the Reporting Period, in compliance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules.

AUDIT COMMITTEE

The audit committee and the management of the Company have reviewed the accounting polices adopted by the Company and discussed matters relating to auditing, internal supervising and financial reporting, including the unaudited interim financial report for the six-month period ended 30 June 2004.

DOCUMENTS AVAILABLE FOR INSPECTION

The full text of the Interim Report and Interim Financial Report signed by the Chairman is available for inspection at the company secretary office, No. 1 Beice, Yingfeng Erli, Yanshan, Fangshan District, Beijing, the PRC.

PUBLICATION OF FINANCIAL INFORMATION

A detailed results announcement of the Company for the six-month period ended 30 June 2004 containing all the information as required by paragraph 46 (1) to 46 (6) of Appendix 16 to the Listing Rules will be available for publication on the website of the Stock Exchange (http://www.hkex.com.hk) in due course.

On behalf of the Board

Wang Yongjian

Chairman

Beijing, the PRC

20 August 2004

As at the date of this announcement, the composition of the Board is as follows:

Executive directors:	Mr. Wang Yongjian (Chairman), Mr. Yang Qingyu (Vice-Chairman) and Mr. Xu Hongxing (General Manager);

Non-executive directors:	Ms. Wang Yuying, Mr. Wang Ruihua, Mr. Cui Guoqi and Mr. Xiang Hanyin;

Independent non-executive directors:	Mr. Zhang Yanning, Mr. Liu Haiyan and Mr. Yang Xuefeng.

Please also refer to the published version of this announcement in the (South China Morning Post).